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16012527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- 46927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 N. Mayfair Road, Suite 210
(No. and Street)

Wauwatosa	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Hassler (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Hassler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Alexandra M. Cali
Notary Public, State of Wisconsin



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Charter Capital Management, Inc.
Table of Contents

Eight Months Ended December 31, 2015



Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Charter Capital Management, Inc.

We have audited the accompanying statement of financial condition of Charter Capital Management, Inc. as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the eight months then ended. These financial statements are the responsibility of Charter Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the eight months then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Charter Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Charter Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co. S.C.
Waukesha, Wisconsin

February 24, 2016

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Charter Capital Management, Inc.
Statement of Financial Condition
December 31, 2015

Assets

	2015
Current Assets	
Cash	$ 35,680
Advisory fees receivable	3,358
Commissions receivable	3,635
Prepaid expenses	8,274
Total Current Assets	50,947
Property and Equipment	
Computer equipment	13,585
Office furniture, fixtures, and equipment	8,864
Total Property and Equipment	22,449
Less: accumulated depreciation	(16,060)
Net Property and Equipment	6,389
Other Assets	
Goodwill	253,741
Non-compete agreement	50,000
Less: accumulated amortization	(9,278)
Total Other Assets	294,463
Total Assets	$ 351,799

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Financial Condition
December 31, 2015

Liabilities and Stockholders' Equity

	2015
Current Liabilities	
Accounts payable	$ 1,740
Accrued SEP contribution	12,815
Accrued payroll taxes	1,907
Total Current Liabilities	16,462
Stockholders' Equity	
Common stock	25
Paid in capital	2,321
Retained earnings	332,991
Total Stockholders' Equity	335,337
Total Liabilities and Stockholders' Equity	$ 351,799

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Income
Eight Months Ended December 31, 2015

	2015
Revenue	
Advisory fees	$ 535,682
Commissions	16,575
Other income	82
Total Revenue	552,339
Expenses	
Payroll and related benefits	175,124
Commissions	164,907
Communications	4,855
Occupancy	13,902
Other operating expenses	56,271
Other expenses	150
Total Expenses	415,209
Net Income	$ 137,130

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Changes in Stockholders' Equity
Eight Months Ended December 31, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, April 30, 2015	$ 25	$ 2,321	$ 465,861	$ 468,207
Net Income	-	-	137,130	137,130
Dividend Distributions	-	-	(270,000)	(270,000)
Balance, December 31, 2015	$ 25	$ 2,321	$ 332,991	$ 335,337

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Cash Flows
Eight Months Ended December 31, 2015

	2015
Cash Flows from Operating Activities	
Net Income	$ 137,130
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,000
Changes in operating assets and liabilities:	
Advisory fees receivable	(628)
Commissions receivable	(1,382)
Prepaid expenses	5,703
Accounts payable	1,240
Accrued SEP contribution	12,815
Accrued payroll taxes	(24,469)
Net Cash Provided by Operating Activities	134,409
Cash Flows from Investing Activities	
Purchase of goodwill	(41,580)
Net Cash Used in Investing Activities	(41,580)
Cash Flows from Financing Activities	
Dividends Paid	(270,000)
Net Cash Used in Financing Activities	(270,000)
Net Decrease in Cash	(177,171)
Cash - Beginning of period	212,851
Cash - End of period	$ 35,680

Supplementary Disclosures of Cash Flow Information

Cash paid during the period for	
Interest	$ 72

See notes to financial statements.

Charter Capital Management, Inc.
Notes To Financial Statements
Eight Months Ended December 31, 2015

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the financial statements of Charter Capital Management, Inc. (the "Company"). The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on May 1, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is registered investment advisor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method and an accelerated method, 200DB, over various lives between 3 and 10 years. In management's view the accelerated method does not result in materially different amounts than would be computed if straight-line were used.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad. There were no accounts written off during the period ended December 31, 2015.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees.

Management's estimate of unearned fees at December 31, 2015 is approximately $55,490 and the related prepaid salaries would be approximately the same so the net difference management believes is not material to the fair presentation of the financial statements of the Company.

Charter Capital Management, Inc.
Notes To Financial Statements
Eight Months Ended December 31, 2015

Note 1 - Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. During the fiscal year ended December 31, 2015, $6,573 was expensed for advertising and marketing.

Income Taxes

The Company has elected to be treated as an S corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of December 31, 2015, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2012. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2011.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital and required net capital were $19,218 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .8566 to 1.

Note 3 - Line of Credit

The Company took out a revolving line of credit with US Bank in December 2011, allowing for borrowings up to $10,000 with an annual rate of 21.9%. The line of credit is collateralized by the checking account. At December 31, 2015 there were no amounts outstanding on the line of credit.

Note 4 - Common Stock

Common stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 5 - Lease Commitment

The Company leases office space from Sunset Investment Co. Total rent paid for the period ended December 31, 2015 was $13,902. Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Minimum Rentals
2016	$ 34,459
2017	34,551
2018	32,454
	$ 101,464

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Goodwill

During the year ended April 30, 2012 a Stockholder sold his 100% interest in the Company to a new Stockholder. As part of the agreement the Company purchased the Stockholder's goodwill. As part of the purchase of the goodwill the exiting Stockholder will receive quarterly payments through November 2020 based on a set percentage of the advisory fees, services fees, and commissions his clients generate. Goodwill as of December 31, 2015 was $253,741, based upon what was paid. Future payments are uncertain due to payments only being payable with client retention. The goodwill is tested for impairment at the reporting unit level. As of December 31, 2015 no impairment was found.

Note 8 - Non-Compete Agreement

The Company also signed a non-compete agreement with the exiting Stockholder which is amortized over 15 years. There was nothing paid to the former Stockholder during the eight months ended December 31, 2015. The non-compete agreement as of December 31, 2015 was $50,000, based upon what was paid. The future payments are uncertain due to payments only being payable with client retention.

Note 9 - Subsequent Events

The Company has reviewed the results of operations for the period of time from the eight months ended December 31, 2015 through February 24, 2016 the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
Eight Months Ended December 31, 2015

		2015
Net Capital Computation		
Stockholders' equity at year end	$	335,337
Deductions:		
Nonallowable assets:		
Prepaid expenses		(8,274)
Nonallowable receivables		(235)
Nonallowable receivables from non-customers		(6,758)
Net property and equipment		(6,389)
Other assets		(294,463)
Net Capital	$	19,218
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,097
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	16,462
Aggregate Indebtedness	$	16,462
Percentage of Aggregate Indebtedness to Net Capital		85.66%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	19,220
Rounding		(2)
Net Capital	$	19,218



Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA

Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA

William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Charter Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Charter Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Charter Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1)(ii)(a) and (iii) (the "exemption provisions") and (2) Charter Capital Management, Inc. stated that Charter Capital Management, Inc. met the identified exemption provisions throughout the most recent eight months ended December 31, 2015 without exception. Charter Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Charter Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)(ii)(a) and (iii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & Co., S.C.
Waukesha, Wisconsin

February 24, 2016

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Charter Capital
M A N A G E M E N T I N C

FROM: **Charter Capital Management, Inc.**

RE: Broker-Dealer report claiming exemption from the Securities Exchange Act of 1934 Rule 15c3-3 pursuant to the Exchange Act Rule 17a-5

To the best knowledge and belief of **Charter Capital Management, Inc.** ("CCM"). CCM is exempt from provisions of Rule 15c3-3 because if meets conditions set forth in paragraph (k) 1(ii)(a), (iii) of Rule 15c3-3 which reads as follows:

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CCM has met the identified exemption provisions stated above throughout the eight months ending December 31, 2015, without exception.



Joel Hassler, President
Charter Capital Management, Inc.

2/10/2016
Date

Charter Capital Management, Inc
2525 North Mayfair Road ◆ Suite 210 ◆ Wauwatosa, Wisconsin 53226
phone 414 • 257•3700 ◆ fax 414 • 257•0917 ◆ www.chartercapital.net



Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Charter Capital Management, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Charter Capital Management, Inc. for the eight months ended December 31, 2015 and filed with the Securities Investor Protection Corporation (SIPC) on January 12, 2015. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the eight months ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the eight months ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Charter Capital Management, Inc. taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.
Waukesha, Wisconsin

February 24, 2016

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested


Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] President 1/13/16

Authorized Signature/Title Date

SIPC-3 2016

8-

8-046927 FINRA APR 6/22/1994
CHARTER CAPITAL MANAGEMENT INC
2525 N MAYFAIR ROAD SUITE 210
WAUWATOSA, WI 53226

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES IVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2016 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's clusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately ve SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.